Beneficient

325 North St. Paul Street, Suite 4850

Dallas, TX 75201

VIA EDGAR SUBMISSION

December 30, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Madeleine Joy Mateo

Re:	Beneficient
Registration Statement on Form S-1
Filed December 23, 2025
Registration File No. 333-292387

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Beneficient (the “Registrant”) hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on January 2, 2026, or as soon thereafter as is practicable, or at such other time as the Registrant or the Registrant’s legal counsel, Haynes and Boone, LLP, requests by telephone that such Registration Statement be declared effective.

The Registrant hereby authorizes Matthew L. Fry of Haynes and Boone, LLP to orally modify or withdraw this request for acceleration.

Please contact Matthew L. Fry of Haynes and Boone, LLP, the Registrant’s legal counsel, at (214) 651-5443 when the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Thank you in advance for your assistance.

* * * * *

Very truly yours,

BENEFICIENT

By:	/s/ James G. Silk
Name:	James G. Silk
Title:	Interim Chief Executive Officer

cc:	Matthew L. Fry, Esq., Haynes and Boone, LLP